

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Xiaohao Tan
President
Ezagoo Ltd
Yijiaren Business Hotel No. 168
Tong Zipo Xi Lu
Yuelu District Changsha
Hunan 410205
China

> **Re: Ezagoo Ltd**
> **Registration Statement on Form S-1**
> **Filed December 6, 2018**
> **File No. 333-228681**

Dear Mr. Tan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 6, 2018

Prospectus Summary, page 2

1.   Please provide a brief discussion of what type of business the company is engaged in.

2.   You state that in the event of any extension of the offering, investors will be notified by an information statement. Please revise to state instead that you will file a prospectus supplement. We note that you also incorrectly refer to this registration statement as an information statement on page 26. Please revise.

Risk Factors

If we do not manage our growth effectively . . . , page 6

3.   You state that your business has grown rapidly and that your quarterly and annual operating results have fluctuated in the past; however, your company has nominal operations and assets. If retained, please explain the bases for these statements.

Description of Business, page 18

4.   We note that you identify Hunan Ezagoo Zhicheng Internet Technology Limited, your operating subsidiary, as a variable interest entity of the company. Please provide a discussion of what a Variable Interest Entity is, why this business structure was chosen, and what the principle risks are.

Use of Proceeds, page 20

5.   Please revise the introductory paragraph to clarify that $6,000,000, not $30,000,000, is being raised in the offering on behalf of the company.

Selling Shareholders, page 22

6.   Please revise the first paragraph, which seems to indicate that there is only one selling shareholder.

Interests of Named Experts and Counsel, page 25

7.   You state that the validity of the shares offered will be passed upon by Benjamin Bunker, Esq., although the opinion filed as Exhibit 5.1 is in the name of Carl Ranno. Please revise.

Executive Compensation, page 27

8.   We note that you refer to your date of inception as May 9, 2018 here and throughout your prospectus; however, your financial statements reflect operations prior to that date. Please advise or revise.

Consolidated Statements of Cash Flows, page F-6

9.   We note a capital contribution valued at $39,368 was made sometime during the fiscal year ended December 31, 2017. Please disclose the nature of the transaction, confirm the contribution was for cash, tell us when it was made, and by whom. If otherwise, please revise your statements of cash flows to reflect any non-cash contributions within non-cash activities or advise us in detail why you believe no revision is required.

Note 1. Description of Business and Organization, page F-7

10.	Please tell us how your disclosures address ASC 810-10-50-12(a), which requires disclosure of the methodology for determining whether you are the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made.

11.	We note your disclosure of the contractual agreements that provide the Company with effective control over the VIE, presumably enabling the Company to have power to direct the activities that most significantly affects the economic performance of the VIE. Please clearly describe how the contractual agreements convey power to direct the activities of the VIE and what those powers entail.

12.	We note you used "the pooling-of-interests method to account for the combination between businesses under common control as the uniting of the ownership interests of all entities." Please help us understand and clarify which businesses were under common control and why it was appropriate to account for the transactions in a manner akin to the pooling-of-interests method.

Note 6. Due to Related Parties, page F-13

13.	We note your disclosure that related party loans have been provided on an interest-free basis, loans that have increased to approximately $769,216 as of September 30, 2018 . Tell us where you have recorded imputed interest for such loans for each period presented in accordance with ASC 835-30. To the extent you have not imputed interest, please revise to record such interest expense and provide us with the related calculations as part of your response. Alternatively, please explain to us and in the notes to your financial statements why you do not believe you are not required to do so.

Note 13. Common Stock, page F-29

14.	We note that there were several issuances of restricted shares in 2018. Please disclose the pertinent rights and privileges of the various securities outstanding that are not presently disclosed in the financial statements, including dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise process and significant terms of contracts to issue additional shares. Please refer to ASC 505-10-50-3.

General

15.	Please advise whether your company is related to the blank check company also called Ezagoo Inc. (SEC File No. 0-55095) that was a public reporting company until 2014.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications